American Casino & Entertainment Properties LLC
ACEP Finance Corp.

December 11, 2009

Via Facsimile and EDGAR

Max A. Webb,

Assistant Director,

Division of Corporation Finance,

United States Securities and Exchange Commission,

Washington, D.C. 20549-3628.

Re:                               American Casino & Entertainment Properties LLC
ACEP Finance Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 20, 2009
(File No. 333-162228)

Dear Mr. Webb:

Please find enclosed for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement of American Casino & Entertainment Properties LLC (“ACEP”) and ACEP Finance Corp. (together with ACEP, the “Issuers”) and their guarantor co-registrants (collectively, the “Company”), on Form S-4 (File No. 333-162228) (the “Registration Statement”) relating to the Issuers’ offer to exchange their outstanding, unregistered 11% Senior Secured Notes due 2014 for substantially identical, registered 11% Senior Secured Notes due 2014.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2.

Set forth below are the Issuers’ responses to the Staff’s comment letter dated December 3, 2009 concerning Amendment No. 1 to the Registration Statement and related exhibits (the “Second Comment Letter”).  To facilitate the Staff’s review, the captions and numbered comments from the Second Comment Letter have been repeated in this letter in bold face type and the Issuers’ responses immediately follow each numbered comment in regular type.  References to page numbers herein are references to page numbers in Amendment No. 1 to the Registration Statement and related exhibits.

Non-GAAP Financial Measures, page ii

1.                                      Your calculation of Adjusted EBITDA does not appear to comply with Item 10(e)(1)(ii)(b) of Regulation S-K.  Specifically, your disclosure here indicates that inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of core operating results and as a means to evaluate period-to-period results.  Further, your reconciliation to net income presented on page 18 and your response to our previous comment 4 indicate that your calculation of Adjusted EBITDA reflects adjustments for gain/loss on the disposition of assets and expenses associated with the 2006 and 2008 acquisitions.  This reconciling item appears to be recurring as defined by the above-referenced guidance, and is therefore prohibited.  Please revise your presentation to exclude this adjustment, or tell us why you believe it is permissible under Item 10(e) of Regulation S-K.

Response— The Issuers have revised the prospectus contained in Amendment No. 2 to exclude Adjusted EBITDA and the adjustments related thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2008 (Combined) Compared to Year Ended December 31, 2007, page 71

2.                                      We note the changes made to your presentation in response to our previous comment 5.  However, your discussion of results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 appears to present the actual dollar figure for the “combined” period.  For example, the discussion of your casino operations indicates revenues decreased 3.2% to $256.5 million, or 55.0% of gross revenues, for the combined year ended December 31, 2008.  The presentation of $256.5 million for the combined period is a non-GAAP financial measure, as discussed in our previous comment 5.  We would not object to the discussion of the percent change for the combined period from the fiscal 2007 results.  Similar format and presentation changes should be made in this discussion, and as applicable throughout your filing.

Response— The Issuers have revised the prospectus contained in Amendment No. 2 to delete presentation of actual dollar figures for the “combined” period.

3.                                      As a related matter, we continue to believe the change to the form of presentation on the face of your financial statements for the year ended December 31, 2008 is significant, and should be consistent between the Form S-4 and the Form 10-K.  As such, please file an amended Form 10-K for the year ended December 31, 2008 for these changes.

Response— ACEP has filed Amendment No. 1 to its previously filed Form 10-K for the year ended December 31, 2008 to reflect these changes.

Consolidated Financial Statements

General

4.                                      We note your response to our previous comment 21.  However, we continue to believe you should revise the face of your annual financial statements presented in your Form S-4 for compliance with Item 4-08(k) of Regulation S-X.  Please revise.

Response— The Issuers have revised the prospectus contained in Amendment No. 2 to reflect these changes.

Consolidated Financial Statements

Note 10 — Goodwill and Other Intangibles, page F-25

5.                                      We note your response to our previous comment 26.  However, Item 601(b)(23) requires experts be named and consent be presented from such experts when annual financial statements are incorporated into a registration statement.  As such, please either revise Note 10 to the annual financial statements included in your Form S-4 to eliminate the reference, and revise similar disclosure in future annual and interim filings, or revise

Note 10 to the annual financial statements included in your Form S-4 to include the name of the independent appraiser and file their consent under Exhibit 23 and revise future annual and interim filings for consistency.  Please note this change is required for each instance where an independent appraiser is referenced.

Response— The Issuers have revised the prospectus contained in Amendment No. 2 to delete reference to the independent appraiser.

Exhibit 5.1

6.                                      We note your response to our prior comment 32; however, we reissue.  Counsel may rely on the opinion of other counsel, but it may not assume conclusions of law that are a necessary requirement for the opinion given.

Response— We have revised our opinion to reflect the Staff’s comments.

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Any questions or comments with respect to the Amendment No. 2 may be communicated to the undersigned at (702) 380-7632 or to Neal McKnight at Sullivan & Cromwell LLP at (212) 558-3316.  Please send copies of any correspondence relating to this filing to Neal McKnight by facsimile to (212) 291-9097 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Phyllis Gilland

Phyllis Gilland

(Enclosures)

cc:	Neal McKnight
(Sullivan & Cromwell LLP)